Delisting Determination, The Nasdaq Stock Market, LLC, January 13, 2026 (COMPANY NAME)
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Zynex, Inc. effective at the opening of the trading session on February 2, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on December 17, 2025. The Company did not appeal Staff's Delist Determination Letter.

The Company common stock was suspended on December 24, 2025. The
Staff determination to delist the Company common stock became final on December 24, 2025.